APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

DET Enterprises, Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
Cash	30,000.00
Cash Drawer	3,384.95
MainStreet Bank Checking	33,283.27
NWFCU Banking	
Checking at Northwest Federal	6,195.43
Savings at Northwest Federal	2,072.78
NWFCU Banking - Other	-3,994.04
Total NWFCU Banking	4,274.17
Square Deposit	5,326.36
Total Checking/Savings	76,268.75
Accounts Receivable	
Accounts Receivable	1,945.75
Total Accounts Receivable	1,945.75
Other Current Assets	
Inventory Asset	
Jockey Boxes	606.98
Kegs	10,449.63
Total Inventory Asset	11,056.61
Undeposited Funds	3,937.53
Total Other Current Assets	14,994.14
Total Current Assets	93,208.64
Fixed Assets	
Fixed Assets	
Accum Depreciation	-525,074.00
Brewery & BOP Equipment	
Initial Cost (Brewery & BOP)	236,717.04
Total Brewery & BOP Equipment	236,717.04
Light Equipment and Fixtures	
Accumulated Depreciation	7,040.00
Initial Cost (Light Equipment)	36,860.65
Light Equipment and Fixtures - Other	-11,000.00
Total Light Equipment and Fixtures	32,900.65
Office Equipment & Electronics	
Initial Cost (Office Equipment)	6,560.90
Total Office Equipment & Electronics	6,560.90
Refrigeration Equipment	
Initial Cost (Refrigeration Equ	30,652.08
Total Refrigeration Equipment	30,652.08
Total Fixed Assets	-218,243.33
Improvement	
Initial Costs	213,233.05
Improvement - Other	1,048.88
Total Improvement	214,281.93
Total Fixed Assets	-3,961.40

DET Enterprises, Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Other Assets	
Accum Amortization	-63,532.00
Capitalized Assets	10,736.00
Loan Orig Fees (Non-Current)	6,000.00
Loan Origination Fees (Current)	1,000.00
Security Deposit	9,030.00
Start Up Costs	141,096.23
Total Other Assets	104,330.23
TOTAL ASSETS	**193,577.47**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card Expenses	
Credit Card at Capital One	8,834.44
Credit Card Expenses - Other	55,045.73
Total Credit Card Expenses	63,880.17
Total Credit Cards	63,880.17
Other Current Liabilities	
Current Rent Owed	33,766.04
Sales Tax Payable	20,961.03
SBA PPP Loan	32,200.00
Short Term Loan / LOC	17,499.25
Square Gift Cards	13,430.54
Square Tax Offset	-0.21
Square Tips	42,984.99
Total Other Current Liabilities	160,841.64
Total Current Liabilities	224,721.81
Long Term Liabilities	
Loans Payable	
Captial Asset Purchase Loan	125,330.15
Square Capital LOC/Loan	17,070.86
Total Loans Payable	142,401.01
SBA EIDL Loan	96,300.00
Total Long Term Liabilities	238,701.01
Total Liabilities	463,422.82
Equity	
Accum. other comp. income	
Unrealized Loss (share value)	-344,998.20
Total Accum. other comp. income	-344,998.20
Capital Stock	915,048.20
Opening Balance Equity	-570,000.00
Partners Equity Account	
Chitra Equity	
Additional Paid in Capital	228,520.05
Chitra Equity Contributions	441,274.81
Total Chitra Equity	669,794.86
Douglas Equity	
Additional Paid in Capital	59,800.00
Douglas Equity Contributions	40,200.00
Total Douglas Equity	100,000.00

DET Enterprises, Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Eswari Equity	
Eswari Equity Contribution	310,000.00
Total Eswari Equity	310,000.00
Total Partners Equity Account	1,079,794.86
Retained Earnings	-1,132,576.57
Net Income	-217,113.64
Total Equity	-269,845.35
TOTAL LIABILITIES & EQUITY	**193,577.47**

DET Enterprises, Inc
Balance Sheet
As of March 15, 2021

	Mar 15, 21
ASSETS	
Current Assets	
Checking/Savings	
Cash	45,213.33
Cash Drawer	1,784.95
MainStreet Bank Checking	98,197.80
NWFCU Banking	
Checking at Northwest Federal	3,390.00
Savings at Northwest Federal	1,072.90
NWFCU Banking - Other	-3,994.04
Total NWFCU Banking	468.86
Square Deposit	9,916.12
Total Checking/Savings	155,581.06
Accounts Receivable	
Accounts Receivable	1,945.75
Total Accounts Receivable	1,945.75
Other Current Assets	
Inventory Asset	
Jockey Boxes	606.98
Kegs	10,749.63
Total Inventory Asset	11,356.61
Undeposited Funds	5,094.81
Total Other Current Assets	16,451.42
Total Current Assets	173,978.23
Fixed Assets	
Fixed Assets	
Accum Depreciation	-525,074.00
Brewery & BOP Equipment	
Initial Cost (Brewery & BOP)	236,717.04
Total Brewery & BOP Equipment	236,717.04
Light Equipment and Fixtures	
Accumulated Depreciation	7,040.00
Initial Cost (Light Equipment)	43,055.71
Light Equipment and Fixtures - Other	-11,000.00
Total Light Equipment and Fixtures	39,095.71
Office Equipment & Electronics	
Initial Cost (Office Equipment)	6,560.90
Total Office Equipment & Electronics	6,560.90
Refrigeration Equipment	
Initial Cost (Refrigeration Equ	30,652.08
Total Refrigeration Equipment	30,652.08
Total Fixed Assets	-212,048.27
Improvement	
Initial Costs	213,233.05
Improvement - Other	1,048.88
Total Improvement	214,281.93
Total Fixed Assets	2,233.66

DET Enterprises, Inc
Balance Sheet
As of March 15, 2021

	Mar 15, 21
Other Assets	
Accum Amortization	-63,532.00
Capitalized Assets	10,736.00
Loan Orig Fees (Non-Current)	6,000.00
Loan Origination Fees (Current)	1,000.00
Security Deposit	9,030.00
Start Up Costs	141,096.23
Total Other Assets	104,330.23
TOTAL ASSETS	**280,542.12**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card Expenses	
Credit Card at Capital One	14,144.79
Credit Card Expenses - Other	-4,689.00
Total Credit Card Expenses	9,455.79
Total Credit Cards	9,455.79
Other Current Liabilities	
Current Rent Owed	26,410.08
Sales Tax Payable	23,845.45
SBA PPP Loan	64,300.00
Short Term Loan / LOC	940.50
Square Gift Cards	11,617.67
Square Tax Offset	-0.11
Square Tips	44,662.72
Total Other Current Liabilities	171,776.31
Total Current Liabilities	181,232.10
Long Term Liabilities	
Loans Payable	
Captial Asset Purchase Loan	117,513.61
Square Capital LOC/Loan	17,070.86
Total Loans Payable	134,584.47
Revenue Share Investment	47,282.00
SBA EIDL Loan	111,900.00
Total Long Term Liabilities	293,766.47
Total Liabilities	474,998.57
Equity	
Accum. other comp. income	
Unrealized Loss (share value)	-344,998.20
Total Accum. other comp. income	-344,998.20
Capital Stock	995,098.20
Opening Balance Equity	-570,000.00
Partners Equity Account	
Chitra Equity	
Additional Paid in Capital	278,470.05
Chitra Equity Contributions	441,274.81
Total Chitra Equity	719,744.86

DET Enterprises, Inc
Balance Sheet
As of March 15, 2021

	Mar 15, 21
Douglas Equity	
Additional Paid in Capital	59,800.00
Douglas Equity Contributions	40,200.00
Total Douglas Equity	100,000.00
Eswari Equity	
Eswari Equity Contribution	310,000.00
Total Eswari Equity	310,000.00
Total Partners Equity Account	1,129,744.86
Retained Earnings	-1,349,690.21
Net Income	-54,611.10
Total Equity	-194,456.45
TOTAL LIABILITIES & EQUITY	280,542.12

DET Enterprises, Inc
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
4-packs	9,681.84
6-Packs	730.51
Bar	21,617.96
Bar (not on tap)	112.50
BOP	27,867.28
Brewing Supplies	254.39
Distribution (Cases)	2,289.00
Distribution (Kegs)	3,361.25
Drinks (Coke Cooler)	3,001.00
Drinks Old Cooler Items	2.65
Food	1,836.72
Gain/Loss on Asset Sales	4,224.00
Glassware	5,824.83
Groupon Sales	1,311.06
Interest Income	1.95
Memberships	2,196.49
Merchandise	352.98
Rental/Co-Use Income	400.00
Square Discounts Given	-6,852.69
Square Refunds	-125.44
Taproom (6-pack)	1,187.09
Tasting Room	111,882.35
Unavailable	24.98
Unavailable 6-pack	53.96
Uncategorized Sales	2,937.57
Total Income	194,174.23
Cost of Goods Sold	
Cost of Goods Sold	
BOP Bottles	2,115.84
Cans	7,476.55
Carbonation etc	4,382.04
Food/Candy etc	
Drinks Cost (Coke Cooler)	1,731.50
Food/Candy etc - Other	651.60
Total Food/Candy etc	2,383.10
Ingredients (grains etc)	14,703.08
Merchandise Cost	2,262.85
Total Cost of Goods Sold	33,323.46
Federal TTB Excise Taxes	419.55
VA Sales Tax	9,542.91
Virginia ABC Alcohol Tax	533.56
Total COGS	43,819.48
Gross Profit	150,354.75
Expense	
Business Operating Expenses	
401K Management (Employer Fees)	750.00
Brewery and BOP Equip OpEx	
Keg Lease	4,567.80
Brewery and BOP Equip OpEx - Other	3,269.29
Total Brewery and BOP Equip OpEx	7,837.09
Charitable Contributions	606.74
Cleaning and Maintenance	376.80
Credit Card Interest	1,000.00
Employee Expense Reimbursement	0.00

DET Enterprises, Inc
Profit & Loss
January through December 2020

	Jan - Dec 20
Insurance	
Health Ins (Employer Portion)	773.82
Workers Comp	989.26
Insurance - Other	1,704.22
Total Insurance	3,467.30
Marketing	
Branding and Media	1,061.93
Marketing - Other	138.00
Total Marketing	1,199.93
Misc Business Expense	4,948.21
Monthly Business Services	
Online Subscription	246.95
Security	499.88
Trash Service	2,190.45
Utilities	16,363.93
Monthly Business Services - Other	599.00
Total Monthly Business Services	19,900.21
Moving, Shipping, Storage	187.56
Operating Licenses (ABC etc)	3,446.42
Other	1,249.95
Payroll Processing Fees	2,415.01
Property Expenses	
Loudoun County Property Taxes	2,910.94
Rent	146,297.30
Total Property Expenses	149,208.24
Repair	1,780.31
Road Signs	3,304.81
Tasting Room OpEx	40.00
Total Business Operating Expenses	201,718.58
Corporate Expenses	
Corporate Membership Fees	195.00
Legal Expenses	557.35
Other	3,200.00
Valuation Services	1,500.00
Corporate Expenses - Other	550.00
Total Corporate Expenses	6,002.35
Credit Card Interest	4,989.07
Loan Interest	21,557.42
Payroll Expenses	
Employer Portion	11,258.27
Gross Wages	102,222.32
Tips Paid	19,308.39
Total Payroll Expenses	132,788.98
Square Fees	6,174.15
Square Uncat. Expenses	5,357.90
Total Expense	378,588.45
Net Ordinary Income	-228,233.70

DET Enterprises, Inc
Profit & Loss
January through December 2020

	Jan - Dec 20
Other Income/Expense	
Other Income	
Grants and Donations Received	
Donations Received	4,440.10
Loudoun County EDA Grant	7,500.00
Total Grants and Donations Received	11,940.10
Overpayment	763.96
Total Other Income	12,704.06
Other Expense	
Depreciation Expense	1,584.00
Total Other Expense	1,584.00
Net Other Income	11,120.06
Net Income	**-217,113.64**

DET Enterprises, Inc
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-217,113.64
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-1,990.50
Credit Card Expenses	-28,520.03
Credit Card Expenses:Credit Card at Capital One	8,834.44
Current Rent Owed	33,766.04
Payroll Liabilities:Health Insurance (Employee)	24.62
Sales Tax Payable	2,264.28
SBA PPP Loan	32,200.00
Short Term Loan / LOC	-8,750.73
Square Gift Cards	2,853.95
Square Tax Offset	0.16
Square Tips	19,344.55
Net cash provided by Operating Activities	-157,086.86
INVESTING ACTIVITIES	
Fixed Assets:Light Equipment and Fixtures	11,000.00
Fixed Assets:Light Equipment and Fixtures:Accumulated Depreciation	-7,040.00
Net cash provided by Investing Activities	3,960.00
FINANCING ACTIVITIES	
Loans Payable:Captial Asset Purchase Loan	-16,858.14
Loans Payable:Loan from Chitra Sivanandam	-200,372.88
Loans Payable:Square Capital LOC/Loan	17,070.86
SBA EIDL Loan	96,300.00
Capital Stock	50.00
Partners Equity Account:Chitra Equity:Additional Paid in Capital	228,520.05
Partners Equity Account:Douglas Equity:Additional Paid in Capital	59,800.00
Partners Equity Account:Douglas Equity:Douglas Equity Contributions	200.00
Net cash provided by Financing Activities	184,709.89
Net cash increase for period	31,583.03
Cash at beginning of period	48,623.25
Cash at end of period	**80,206.28**

DET Enterprises, Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Cash Drawer	1,219.63
NWFCU Banking	
Checking at Northwest Federal	43,431.86
Savings at Northwest Federal	1,469.76
NWFCU Banking - Other	-3,992.97
Total NWFCU Banking	40,908.65
Square Deposit	5,301.36
Total Checking/Savings	47,429.64
Accounts Receivable	
Accounts Receivable	-44.75
Total Accounts Receivable	-44.75
Other Current Assets	
Inventory Asset	
Jockey Boxes	606.98
Kegs	10,449.63
Total Inventory Asset	11,056.61
Undeposited Funds	1,193.61
Total Other Current Assets	12,250.22
Total Current Assets	59,635.11
Fixed Assets	
Fixed Assets	
Accum Depreciation	-525,074.00
Brewery & BOP Equipment	
Initial Cost (Brewery & BOP)	236,717.04
Total Brewery & BOP Equipment	236,717.04
Light Equipment and Fixtures	
Initial Cost (Light Equipment)	36,860.65
Total Light Equipment and Fixtures	36,860.65
Office Equipment & Electronics	
Initial Cost (Office Equipment)	6,560.90
Total Office Equipment & Electronics	6,560.90
Refrigeration Equipment	
Initial Cost (Refrigeration Equ	30,652.08
Total Refrigeration Equipment	30,652.08
Total Fixed Assets	-214,283.33
Improvement	
Initial Costs	213,233.05
Improvement - Other	1,048.88
Total Improvement	214,281.93
Total Fixed Assets	-1.40

DET Enterprises, Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Other Assets	
Accum Amortization	-63,532.00
Capitalized Assets	10,736.00
Loan Orig Fees (Non-Current)	6,000.00
Loan Origination Fees (Current)	1,000.00
Security Deposit	9,030.00
Start Up Costs	141,096.23
Total Other Assets	104,330.23
TOTAL ASSETS	**163,963.94**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card Expenses	83,565.76
Total Credit Cards	83,565.76
Other Current Liabilities	
Payroll Liabilities	
Health Insurance (Employee)	-24.62
Total Payroll Liabilities	-24.62
Sales Tax Payable	18,696.75
Short Term Loan / LOC	26,249.98
Square Gift Cards	10,576.59
Square Tax Offset	-0.37
Square Tips	23,640.44
Total Other Current Liabilities	79,138.77
Total Current Liabilities	162,704.53
Long Term Liabilities	
Loans Payable	
Captial Asset Purchase Loan	142,188.29
Loan from Chitra Sivanandam	200,372.88
Total Loans Payable	342,561.17
Total Long Term Liabilities	342,561.17
Total Liabilities	505,265.70
Equity	
Accum. other comp. income	
Unrealized Loss (share value)	-344,998.20
Total Accum. other comp. income	-344,998.20
Capital Stock	914,998.20
Opening Balance Equity	-570,000.00
Partners Equity Account	
Chitra Equity	
Chitra Equity Contributions	441,274.81
Total Chitra Equity	441,274.81
Douglas Equity	
Douglas Equity Contributions	40,000.00
Total Douglas Equity	40,000.00

DET Enterprises, Inc
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Eswari Equity	
Eswari Equity Contribution	310,000.00
Total Eswari Equity	310,000.00
Total Partners Equity Account	791,274.81
Retained Earnings	-712,918.50
Net Income	-419,658.07
Total Equity	-341,301.76
TOTAL LIABILITIES & EQUITY	**163,963.94**

DET Enterprises, Inc
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Bar	38,387.58
BOP	50,421.51
Brew Kits	37.99
Distribution	726.99
Distribution (Cases)	1,684.93
Distribution (Kegs)	2,729.28
Drinks (Coke Cooler)	6,437.88
Drinks Old Cooler Items	70.17
Food	2,637.57
Glassware	5,691.41
Groupon Sales	10,163.96
Memberships	3,433.08
Merchandise	1,486.13
Misc	2,517.20
Square Discounts Given	-10,432.34
Square Refunds	-99.23
Taproom (6-pack)	7,694.83
Tasting Room	151,695.19
Uncategorized Sales	2,945.02
Total Income	**278,229.15**
Cost of Goods Sold	
Cost of Goods Sold	
BOP Bottles	6,291.74
Carbonation etc	3,132.53
Food/Candy etc	
Drinks Cost (Coke Cooler)	6,041.75
Food/Candy etc - Other	799.93
Total Food/Candy etc	**6,841.68**
Ingredients (grains etc)	46,046.72
Merchandise Cost	5,218.20
Total Cost of Goods Sold	**67,530.87**
Federal TTB Excise Taxes	742.59
VA Sales Tax	15,513.21
Virginia ABC Alcohol Tax	1,740.37
Total COGS	**85,527.04**
Gross Profit	**192,702.11**
Expense	
Bank Fees	9,301.38
Business Operating Expenses	
401K Management (Employer Fees)	750.00
Brewery and BOP Equip OpEx	
CIP and Brewery Cleaning	7,406.73
Keg Lease	3,666.90
Brewery and BOP Equip OpEx - Other	22,614.03
Total Brewery and BOP Equip OpEx	**33,687.66**
Charitable Contributions	1,053.66
Cleaning and Maintenance	405.00
Credit Card Interest	4,721.22
Employee Expense Reimbursement	142.06
Insurance	
Health Ins (Employer Portion)	1,192.69
Workers Comp	1,055.72
Insurance - Other	4,257.75
Total Insurance	**6,506.16**

DET Enterprises, Inc
Profit & Loss
January through December 2019

	Jan - Dec 19
Marketing	
Branding and Media	1,467.31
Label Marketing Licensing Pmt	100.00
Marketing - Other	900.00
Total Marketing	2,467.31
Misc Business Expense	1,208.59
Monthly Business Services	
Online Subscription	321.95
Security	274.89
Trash Service	2,921.82
Utilities	18,416.56
Monthly Business Services - Other	2,051.99
Total Monthly Business Services	23,987.21
Moving, Shipping, Storage	25.00
Operating Licenses (ABC etc)	2,895.00
Other	1,760.52
Payroll Processing Fees	2,277.99
Property Expenses	
Loudoun County Property Taxes	1,784.20
Rent	137,874.39
Total Property Expenses	139,658.59
Repair	544.67
Tasting Room OpEx	6,233.96
Business Operating Expenses - Other	25.00
Total Business Operating Expenses	228,349.60
Corporate Expenses	
Corporate Membership Fees	250.00
Legal Expenses	4,069.40
Other	3,200.00
Corporate Expenses - Other	550.00
Total Corporate Expenses	8,069.40
Loan Interest	69,603.61
Payroll Expenses	
Employer Portion	13,275.77
Gross Wages	123,406.45
Tips Paid	22,555.24
Total Payroll Expenses	159,237.46
Square Fees	7,730.73
Total Expense	482,292.18
Net Ordinary Income	-289,590.07
Other Income/Expense	
Other Expense	
Amortization Expense	31,766.00
Depreciation Expense	98,302.00
Total Other Expense	130,068.00
Net Other Income	-130,068.00
Net Income	**-419,658.07**

DET Enterprises, Inc
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-419,658.07
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	89.85
Credit Card Expenses	3,992.38
Payroll Liabilities:Health Insurance (Employee)	-24.62
Sales Tax Payable	13,021.13
Short Term Loan / LOC	5,749.99
Square Gift Cards	4,437.94
Square Tax Offset	-0.18
Square Tips	23,640.44
Net cash provided by Operating Activities	-368,751.14
INVESTING ACTIVITIES	
Fixed Assets:Accum Depreciation	98,302.00
Fixed Assets:Brewery & BOP Equipment:Initial Cost (Brewery & BOP)	-67,649.25
Fixed Assets:Refrigeration Equipment:Initial Cost (Refrigeration Equ	-30,652.08
Accum Amortization	31,766.00
Net cash provided by Investing Activities	31,766.67
FINANCING ACTIVITIES	
Loans Payable:Captial Asset Purchase Loan	142,188.29
Loans Payable:Loan from Chitra Sivanandam	112,757.91
Loans Payable:Loan from Eswari Sivanandam	-60,000.00
Accum. other comp. income:Unrealized Loss (share value)	-344,998.20
Capital Stock	344,998.20
Partners Equity Account:Douglas Equity:Douglas Equity Contributions	20,000.00
Partners Equity Account:Eswari Equity:Eswari Equity Contribution	60,000.00
Net cash provided by Financing Activities	274,946.20
Net cash increase for period	-62,038.27
Cash at beginning of period	110,661.52
Cash at end of period	**48,623.25**

I, Chitra Sivanandam, certify that:

1. The financial statements of DET Enterprises Inc included in this Form are true and complete in all material respects; and
2. The tax return information of DET Enterprises Inc included in this Form reflects accurately the information reported on the tax return for DET Enterprises Inc for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature _____

Name: Chitra Sivanandam _____

Title: CFO _____